Via Electronic Submission through EDGAR

August 27, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:  Mara L. Ransom, Assistant Director

Re:

APD Antiquities, Inc.

Preliminary Information Statement on Schedule 14C

Filed July 20, 2012

File No. 000-50738

Ms. Ransom:

This cover letter is being filed on EDGAR in response to the Staff’s comment letter to us, dated August 14, 2012, in connection with our above referenced Preliminary Schedule 14C.

Please find enclosed a redline version of the Preliminary Information Statement on Schedule 14C which reflect our response to the Staff’s comments in the comment letter.

To facilitate your review, we have numbered our responses consistent with the number of the comments contained in the Staff’s comment letter.

1.

We have included the audited financial statements of APD Antiquities covering the past two fiscal years ended December 31, 2010 and 2011, as well as the interim financial statements for the fiscal quarter ended June 30, 2012.  Northern Adventures, Inc. does not have audited financial statements as it is a small private corporation.

2.

We have revised the text to delete the name Trevenex and replaced it with APD.

3.

We will be issuing the shares directly to the shareholders of Northern Adventures, Inc. in connection with the proposed transaction.  We have made changes throughout the Schedule 14C to reflect this clarification.  There are 17 shareholders of Northern Adventures, Inc.  I do not believe that the number of shareholders should make the Section 4(2) exemption unavailable since the shareholders who receive restricted shares from APD Antiquities will each sign investor representation letters indicating that they are sophisticated investors who have the business experience and resources to assess the valuation of the transaction and an undertaking not to sell their shares without an applicable exemption from registration.  In addition, we will be furnishing the shareholders of Northern Adventures, Inc. with copies of our recent periodic filings including the Form 10-K for the year ended December 31, 2012, Form 10-Q for the quarter ended June 30, 2012 as well as a copy of the definitive 14C.

However, we will also comply with Rule 505, Regulation D with regard to this transaction to ensure that the transaction is covered by an applicable exemption from registration, providing the members with a private placement memorandum, having them sign accredited investor questionnaires where applicable and filing a Form D after the closing.  There will be no general solicitation

We trust the foregoing adequately responds to your comments.

We acknowledge that:

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We are responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

Cindy Swank

President and CEO

APD Antiquities, Inc.